Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

31 March 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

dlw 4/6

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3010
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE
BANK

MACQUARIE BANK ANNOUNCES NEW CLOSED-END FUND IPO ON NEW YORK STOCK EXCHANGE

30 March 2004 - Macquarie Bank today announced the successful pricing of the initial public offering of common shares in a new closed-end fund, the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the Fund). The Fund has issued 8,500,000 common shares at an initial price of US$20.00 per share, resulting in gross proceeds of US$170,000,000 (approximately A$228,000,000) (exclusive of the underwriters' overallotments). In addition, underwriters' overallotments of up to 15 per cent of the total fund size may be exercised.

The Fund's shares began trading on the New York Stock Exchange (NYSE: MFD) on March 26, 2004, and its listing will be formally announced with the ringing of the NYSE opening bell on Tuesday March 30, 2004.

MFD is a closed-end management investment company, investing predominantly in listed infrastructure and utilities companies in selected developed countries globally. The Fund will be advised by First Trust Advisors LP, and will be sub-advised by Macquarie Infrastructure Fund Adviser, LLC (MIFA) and Four Corners Capital Management LLC, (Four Corners). MIFA and Four Corners are both members of the Macquarie group.

"The establishment of this Fund is a milestone for Macquarie Bank, significantly increasing its profile and access to the largest capital market in the world," said John Roberts, Head of Macquarie Bank's Infrastructure and Specialised Funds division.

"MFD adds to the number of listed infrastructure investment vehicles that members of Macquarie Bank currently advise and/or manage for investors globally and represents an opportunity for Macquarie to leverage its expertise in the infrastructure and utilities sectors into a new marketplace – namely the US retail equity market."

The Fund's investment objective is to seek a high level of current return consisting of dividends, interest and other similar income while attempting to preserve capital. In pursuing this objective, the Fund will seek to manage its investments and expenses so that a significant portion of its distributions to common shareholders will qualify as tax-advantaged dividends. There can be no assurance that the Fund will achieve its investment objective.

"Through MFD, US retail investors can gain access to a broad non-US portfolio of predominantly listed infrastructure and utilities companies," Mr Roberts said.

The Fund will aim to build a portfolio of dividend and other income-paying stock in listed companies focussing on owning, managing and/or operating infrastructure and utility assets in the UK and other EU countries, Australia, Canada, the US, New Zealand, and Switzerland. In addition, the Fund has the ability to invest in three developed Asian countries - Japan, Hong Kong and Singapore. The Fund also intends to invest in senior secured US dollar-denominated floating rate loans issued by infrastructure and utilities companies.

It is intended that the proceeds from the listing of MFD be invested within a three to six month period in securities and instruments that meet the investment objective and policies of the Fund.

ABOUT FIRST TRUST

First Trust Advisors LP is a leader in providing financial services to the unit investment trust and closed-end fund marketplace. For its closed-end product line, First Trust Advisors has chosen to partner with respected asset managers with a strong track record in the asset class targeted. First Trust Advisors served as investment adviser or portfolio supervisor of over US$10.9 billion in assets as of December 31, 2003.

ABOUT FOUR CORNERS

Four Corners Capital Management LLC, headquartered in Los Angeles, is a member of the Macquarie group and is a specialist manager of corporate credit through portfolios of

senior loans and structured finance assets. Four Corners was founded in 2001 by an experienced team of US investment professionals and by the Macquarie group who, through affiliates, is a majority owner of Four Corners.

Four Corners currently advises on approximately US$1 billion of assets under management across five senior loan funds (including FCM, a senior loan closed-end fund listed on the American Stock Exchange) and managed accounts as well as one structured investment vehicle.

CLOSED-END FUNDS IN THE UNITED STATES

Closed-end funds are a type of investment company that offers a fixed number of shares, which are typically traded on a stock exchange just like stocks in a company. Generally the assets are professionally managed in accordance with the fund's investment objective and policies, and may be invested in stocks, bonds, or a combination of both. Like other publicly traded securities, the value of closed-end fund shares fluctuates and is determined by supply and demand in the marketplace.

For further information please contact:

Media Enquiries

Jane Rotsey
Public Affairs Manager
Tel: (61 2) 8232 5026
Email: jane.rotsey@macquarie.com

Erica Sibree

Investor Relations
Macquarie Bank Limited
Tel: (612) 8232 5008
Mobile: (614) 1302 6309

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

29 March 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 26 March 2004, was 0.0357%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

Level 22
20 Bond Street
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Level 23
101 Collins Street
Melbourne VIC 3000

300 Queen Street
Brisbane
GPO Box 1459
Brisbane QLD 4001

Level 27 Allendale Square
77 St Georges Terrace
PO Box 7306 Cloisters Square
Perth WA 6850

Telephone (61 2) 8232 3333
Telex 122246
SWIFT MACQAU2S

Telephone (61 3) 9635 8000

Telephone (61 7) 3233 5333

Telephone (61 8) 9224 0666

Internet http://www.macquarie.com.au

29 March 2004

ASX Company Announcements
(Via ASX Online)

Dear Sir/Madam

Please be advised that Mr Laurie Cox, a Voting Director of Macquarie Bank Limited (the "Bank") since January 1996, has been appointed as an Executive Director of the Bank. He remains a member of the Bank's Board of Voting Directors. His appointment as an Executive Director replaces his consulting arrangements with the Bank, as a result of which he was already considered as not being an independent member of the Board.

Yours faithfully

Dennis Leong
Company Secretary

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	24 November 2003 but 19 July 2002 re Macquarie Airports stapled securities (MAP) and 3 June 2002 re Macquarie Airports Sophisticated Investor Trust units (MASIT).

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
***Nature of indirect interest* (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 March 2004
No. of securities held prior to change	650,000 MAP stapled securities 58,578 MASIT units
Class	MAP: stapled securities MASIT: ordinary units
Number acquired	63,078 MAP stapled securities
Number disposed	58,578 MASIT units

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MASIT shares exchanged for MAP stapled securities pursuant to offers by MAP to acquire all the units in Macquarie Airports Group. The closing market price of MAP stapled securities on 12 March 2004 was $1.77.
No. of securities held after change	MAP: 713,078 securities MASIT: nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market disposal of MASIT units in exchange for newly issued MAP stapled securities.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 26 March 2004